Orion Aircraft Co. LLC

MAKING PERSONAL AVIATION AFFORDABLE AGAIN

WHO WE ARE

We are a Special Light Sport Aircraft (SLSA) manufacturer



Maximum gross weight of 1,320 lbs. (1,430 lbs. for seaplanes)
Unpressurized cabin
Maximum stall speed of 45 knots (51 mph) CAS
Fixed or ground adjustable propeller
Maximum speed in level flight with maximum continuous power of 120 knots (138 mph) CAS
Single, reciprocating engine
One-or two-person occupancy (pilot and one passenger)
Fixed landing gear (retractable landing gear for seaplanes)
EAA.ORG

We are seeking to become the value and volume leader in the market

THE TEAM

Andrew House



- Founder
- 30+ years of aviation experience and interaction
- The one with the vision
- 2 Patents pending, Manufacturing Methods

Jim Yarbrough *



- Manufacturing engineer
- 15 years of experience in manufacturing
- The one that can bring the vision to production
- 3 Patents
- 2 Kaizen Awards from NCR for innovation

* Currently retained under Non-Exclusive Consultancy transitioning to employee as company funding allows

THE PROBLEM

Private Aviation is dying Because Private aviation is too expensive


Private Pilots vs. ATPs
Airfacts Journal
Sept 2017
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
Private Pilots
ATPs


U.S.-Manufactured General Aviation Airplanes
Factory Net Billings ($ MILLIONS) & Units Shipped
Units Shipped
Factory Net Billings ($Millions. 2009 Dollars, CPI Inflation-Adjusted)
Avg. Unit Billing (Price per Plane, in 2009 Dollars)
Gen. Av. Revitalization Act enacted
Net Factory Billings ($ MILLION, 2009 values) and Units Shipped
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$0
1948 1952 1956 1960 1964 1968 1972 1976 1980 1984 1988 1992 1996 2000 2004 2008
1946 1950 1954 1958 1962 1966 1970 1974 1978 1982 1986 1990 1994 1998 2002 2006
Sources: Units & Billings: General Aviation Manufacturers Assn.(GAMA) 2009 Statistical Databook;
CPI for Inflation Adjustments: State of Ohio Auditor's Bulletin 2010-02

WHAT ARE OUR ADVANTAGES

Patent Pending airframe and airfoil manufacturing technology that reduces labor and parts count by an order of magnitude

Patent Application

No. 62795452 & No. 62795466

- We can pass a large savings along to our customer and still remain very profitable
- We have a vision for reinvigorating the private aviation market by addressing the key challenges

THE SOLUTION

- A new airplane ready to fly for the cost of an SUV or Pickup Truck
- We can build an airplane in 4 days per 4 person crew in batch production, much more in continuous flow production
- The flight experience is exceptional and costs are drastically reduced
- Our product meets the needs and desires of the aviation market

THE PRODUCT


N123AH
N123AH
Orion Aircraft Co.
Travler LSA

MARKET



Ready Market
60900
10%
609000
100%
Liscensed Pilots
Interested in our product
Potential Market with Preparation
10%
25 M
100%
250M
Adults in the US
Potential Customers

COMPETITION

- The average price of a new airplane in our category is **> $100,000**
- The average cost for **flight training** is between $5000 and **$9000**
- The **experimental aircraft** market is taking an increasing share of the general aviation market, **but you have to build it.**
- The other options for entering private aviation are extremes **$200,000+ new Part 23 aircraft or a 30 year old used aircraft**, there's not much in between

- **Our product addresses all these issues**

BUSINESS MODEL

Batch production model

- 300 units per year
- $17.4 million income
- $4.4 million profit
- Scales from business sustainability of 12 aircraft per year to 300 aircraft per year by adding 4 person teams

Continuous production model

- 3000 units per year
- $174 million income
- $40 million profit
- Workflow and factory setup change to continuous flow for scaling from 300 to 3000 units per year

INVESTING

- $250,000
  - Builds and tests the prototype
  - Pays staff salary
  - Gets the product in front of approximately 600,000 potential customers in the first year.
  - Allows the company to start taking pre-orders for late 2019 early 2020 production
  - Gauges the market reception to guide production schedules and future fund raising for the company

CONTACT INFORMATION

Andrew M House
803-565-0327
andrew.house@lycos.com